SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 AXIA Energia S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 2026 Governance Report Rio de Janeiro, July 23, 2026, AXIA Energia S.A. (“Company” or “AXIA Energia”), informs that has filled, on this date, its 2026 Governance report on the Company’s website and with the Brazilian Securities and Exchange Commission (CVM). AXIA Energia achieved over 98% adherence to the practices recommended by the Brazilian Corporate Governance Code, reinforcing its commitment to the continuous enhancement of its corporate governance framework. The key governance milestone in 2026 was the completion of the Company's migration to B3's Novo Mercado segment in June 2026, together with the adoption of the "one share, one vote" principle, while preserving the special class share (golden share) held by the Brazilian Federal Government, in accordance with applicable legislation. Among the Company's main governance practices are: • A Board of Directors composed of 70% independent members; • Bylaw requirements for the nomination and election of officers and directors that are more stringent than those established by law, including specific criteria regarding disqualifications, overboarding, loss of independence, and conflicts of interest; • Annual evaluations of the Board of Directors and Executive Management, including assessments of directors' independence and incentive mechanisms aligned with value creation for the Company and its shareholders; and • A Compliance Program and Whistleblower Channel aligned with leading practices of integrity, ethics, and compliance. AXIA Energia will continue to strengthen its corporate governance practices with a focus on sustainable value creation. Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.